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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Jerry Murdock (Last) (First) (Middle)		Click Commerce, Inc. (CKCM)

	c/o Insight Venture Partners 680 Fifth Avenue, 9th Floor (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			November 22, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	New York, NY 10019 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock				(1)		P							45,183		D

	Common Stock		11/22/02				P			17,700	A	$1.78		1,423,084		I		(2)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (Right to Buy)		$3.90		5/9/02

	Stock Option (Right to Buy)		$73.90		5/16/01

	Stock Option (Right to Buy)		$50.00		6/27/00

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	11/09/02	05/09/12		Common Stock	2,000				2,000		I		(2)

	11/16/01	05/16/11		Common Stock	2,000				2,000		I		(2)

	12/27/00	06/27/10		Common Stock	2,000				2,000		I		(2)

Explanation of Responses:

1. The amount listed reflects the purchase by Mr. Murdock of shares of common stock of the Issuer on February 5, 2002 (49,000 shares at a price of $2.2061 per share), February 6, 2002 (45,000 shares at a price of $2.3356 per share) and February 7, 2002 (1,000 shares at a price of $2.18 per share), July 24, 2001 (60,714 shares at a price of $6.45 per share, 10,714 shares at a price of $6.60 per share, and 3,572 shares at a price of $6.50 per share), June 27, 2000 (8,300 shares at a price of $16.1822 per share) and 47,619 shares at a price of $5.25 per share, purchased prior to the Initial Public Offering. On September 5, 2002 the Issuer completed a 1:5 revise stock split, the share numbers and purchase prices listed in this footnote have not been adjusted to reflect the subsequent reverse stock split.

2. The amount listed reflects the beneficial ownership of the Issuer's securities by Insight Capital Partners III L.P., a Delaware limited partnership, Insight Capital Partners (Cayman) III, L.P., a Cayman Islands limited partnership, and Insight Capital Partners III (Co-Investors), L.P., a Delaware limited partnership, (a) all of which may be deemed attributable to Insight Venture Associates III, LLC because Insight Venture Associates III, LLC is the sole general partner of each of Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P. and (b) a portion of which is attributable to Mr. Murdock because he is a managing member of Insight Venture Associates III, LLC. Mr. Murdock disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any, which may not be readily determinable. Mr. Murdock also acts as a director of the Issuer, and as such he disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any, which may not be readily determinable. Mr. Murdock has assigned all of his rights to the shares of common stock and options to purchase shares of common stock to Insight Capital Partners III L.P., Insight Capital Partners (Cayman) III, L.P., and Insight Capital Partners III (Co-Investors), L.P.

/s/ Jerry Murdock Name: Jerry Murdock Title: Managing Member, Insight Venture Associates III, LLC **Signature of Reporting Person	11/26/02 Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.